

December 9, 2010

Mr. Anthony F. Dombrowik
Chief Financial Officer
Red Lion Hotels Corporation
201 W. North River Drive, Suite 100
Spokane, WA 99201

        RE: **Red Lion Hotels Corporation**
                    Form 10-K for the Fiscal Year Ended December 31, 2009
                    Filed March 11, 2010
                    Proxy Statement on Schedule 14A, filed April 15, 2010
                    File No. 1-13957

Dear Mr. Dombrowik:

        We have completed our review of your Form 10-K, Schedule 14A, and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Tom Kluck
                            Branch Chief